December 28, 2018

Ms. Kathy Cherko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: Capitol Series Trust (the “Trust”) – File Nos. 811-22895, 333-191495

Dear Ms. Cherko:

You recently provided oral comments relating to the review by the staff of the Securities and Exchange Commission of certain annual shareholder report filings for series portfolios of the Trust with a fiscal year ended April 30, 2018, including the Canterbury Portfolio Thermostat Fund and the First Security Municipal Bond Fund. During our phone conversation, I advised you that, as evidenced by the Trust’s rule 497 filing on September 21, 2018, the First Security Municipal Bond Fund had ceased operations and had liquidated effective October 26, 2018. You therefore agreed to limit your comments to the annual shareholder report of the Canterbury Portfolio Thermostat Fund (the “Fund”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Comments Pertaining to Statement of Assets and Liabilities

1.	Comment: Please confirm whether there are any open payables to Trustees or Officers as of April 30, 2018. If there are any such open payables, please disclose them separately as required by Reg SX 6-04(12).

Response: The Trust confirms that there were no open payables to Trustees or Officers as of April 30, 2018.

2.	Comment: The Statement of Assets and Liabilities for the Fund as of April 30, 2018 lists a line item liability of $21,500 described as a “Payable to auditor” and a line item liability of $9019 described as “Other accrued expenses”. Please confirm that the separate reporting of the “Payable to auditor” line item and the line item for “Other accrued expenses” are reported in accordance with Reg SX 6-04(10)(d) and Reg SX 6.07(2)(b).

U.S. Securities and Exchange Commission

Capitol Series Trust – File Nos. 811-22895, 333-191495

Response: The Trust confirms that it considers the “Payable to auditor” line item to be a material liability of the Fund as of April 30, 2018, which should be broken out separately in accordance with the requirements of Reg SX 6-04(10)(d). The Trust further confirms that there were no sub-categories of “Other accrued expenses” in the Statement of Assets and Liabilities exceeding 5% of Total Liabilities that would require separate identification and reporting in accordance with Reg SX 6.07(2)(b).

Comments Pertaining to Statement of Operations

3.	Comment: In the Statement of Operations, the line item for “Miscellaneous” expenses ($22,270) appears to exceed 5% of all total fund expenses ($418,796). Please confirm that any sub-categories of “Miscellaneous” expenses are separately identified in accordance with Reg SX 6-07(2)(b).

Response: The Trust confirms that there were no sub-categories of “Miscellaneous” expenses required to be separately identified in accordance with Reg SX 6.07(2)(b).

Comments Pertaining to Management Discussion of Fund Performance

4.	Comment: In connection with Management’s Discussion of Fund Performance, Form N1-A requires fund management to disclose and discuss, in its annual report to shareholders, “the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.” In future annual reports, please broaden your and discussion focusing on the factors that materially affected the Fund’s performance during the preceding fiscal year.

5.	Response: Canterbury Investment Management, LLC, the Fund’s Adviser, confirms that in future annual reports, reports, it will broaden its discussion and focus on the factors that materially affected the Fund’s performance during the preceding fiscal year.

Comments Pertaining to Notes to Financial Statements

6.	Comment: We note that the fund is structured as a fund of funds which focuses its investments in exchange traded funds. Please verify that both Note 1 (Organization) and Note 3 (Securities Valuation and Fair Value Measurement) to the Fund’s financial statements comply with ASC-235-50-5.

Response: To address this comment, the Trust first confirms that it will modify the first paragraph of Note 1 (Organization) disclosure to read essentially as follows:

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U.S. Securities and Exchange Commission

Capitol Series Trust – File Nos. 811-22895, 333-191495

The Canterbury Portfolio Thermostat Fund (the “Fund”) was organized as a diversified series of Capitol Series Trust (the “Trust”) on December 17, 2015. The Trust is an open-end investment company established under the laws of Ohio by an Agreement and Declaration of Trust dated September 18, 2013 (the “Trust Agreement”). The Trust Agreement permits the Board of Trustees of the Trust (the “Board”) to issue an unlimited number of shares of beneficial interest of separate series without par value. The Fund is one of a series of funds currently authorized by the Board. The Fund’s investment adviser is Canterbury Investment Management, LLC (the “Adviser”). The investment objective of the Fund is to seek long-term risk-adjusted growth. The Fund attempts to achieve its investment objective utilizing broadly diversified liquid securities traded on major exchanges, primarily exchange traded funds (“ETFs”). The Fund’s portfolio is structured primarily as a “fund of funds.” The Fund will invest in any debt, equity, and alternative security deemed appropriate and necessary to improve the portfolio’s composition, exposure to which is obtained through the use of ETFs.

The Trust first father confirms that it will modify the its Note 3 disclosure (Securities Valuation and Fair Value Measurement) by adding the following disclosure immediately following the description of Level 1, Level 2, and Level 3 inputs.

Following is a description of the valuation techniques applied to the Fund’s major categories of assets and liabilities measured at fair value on a recurring basis. The Fund’s investments are carried at fair value.

Short-Term Investments – Investments in other mutual funds, including money market funds, are valued at their net asset value per share. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Exchange-Traded Funds – Exchange-traded funds are valued at the last reported sale price on the exchange on which the security is principally traded. If, on a particular day, an exchange-traded fund does not trade, then the mean between the most recent quoted bid and asked prices will be used. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

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U.S. Securities and Exchange Commission

Capitol Series Trust – File Nos. 811-22895, 333-191495

If you have any questions or additional comments, please call Matthew J. Beck at (513) 869-4327, or e-mail him at mbeck@ultimusfundsolutions.com.

Sincerely,

/s/ Zachary Richmond

Zachary Richmond
Treasurer, Capitol Series Trust

Copy to: Brandon Kipp, CCO

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